Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

December 22, 2023

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Robert Shapiro
Theresa Brillant
Scott Anderegg
Mara Ransom

Re:	Alta Global Group Ltd
Registration Statement on Form F-1
Filed November 17, 2023
File No. 333-275618

Ladies and Gentlemen:

This letter sets forth the responses of Alta Global Group Ltd, an Australian public company limited by shares (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 5, 2023 concerning the Company’s Registration Statement on Form F-1 filed with the Commission on November 17, 2023 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (the “Amended Registration Statement”), which is being filed herewith.

Registration Statement on Form F-1, Filed November 17, 2023

Company Overview, page 1

1.	We note your response to our comment 1. Please augment your disclosure to quantify the number of participants or subscribers, current and historical on a comparative basis, for at least the last 2 fiscal years.

Response:

The Company acknowledges the Staff’s comment and has expanded its disclosure in the Amended Registration Statement on pages 1 and 42 to include program and participant numbers for fiscal years 2021 through 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 38

2.	Please reconcile for us the $6,346,000 raised from convertible notes for the period from June 2023 to October 2023 with the $8,655,252 in proceeds from convertible notes in your statement of cash flows for the year ended June 30, 2023 and revise your disclosure accordingly.

Response:

The Company acknowledges the Staff’s comment and informs the Staff that the $6,346,009 raised from convertible notes relates to the Private Placement convertible note issuance on June 9, 2023 which was the final issuance of convertible notes by Company. Please refer to the Company’s response in comment 4 below for a reconciliation to the $8,655,252 in proceeds from convertible notes, net of transaction costs, as disclosed in the Consolidated Statement of Cash Flows, to the face value of convertible notes issued during the year ended June 30, 2023.

In response to the Staff’s comment, the Company has revised its disclosure in the Amended Registration Statement on page 38.

Government Regulations, page 59

3.	We note your revised disclosure in response to comment 11. Please augment your disclosure to disclose how all the various regulations have impacted or affected your business, where material.

Response:

The Company acknowledges the Staff’s comment and has expanded its disclosure in the Amended Registration Statement in the risk factors on page 20, and under the heading “Government Regulations” on page 60.

Alta Global Group Limited Financial Statements for the Years Ended June 30, 2023 and 2022 Consolidated Statements of Cash Flows for the Years Ended June 30, 2023 and 2022, page F-6

4.	Please reconcile for us the proceeds of $8,655,252 received from the private placement of convertible notes for the year ended June 30, 2023 with the disclosure of the issuance of convertible promissory notes during fiscal year 2023 as disclosed in Note 21.

Response:

The Company acknowledges the Staff’s comment and has prepared the below reconciliation of the proceeds of $8,655,252 received from the issuance of convertible notes during the year ended June 30, 2023, as disclosed in the Consolidated Statement of Cash Flows, with the disclosure of the issuance of convertible promissory notes during fiscal year 2023 as disclosed in Note 21.

Please note, that the $8,655,252 amount does not only include the proceeds received from the private placement, but also includes the proceeds received from the Series B2, Series A Extension and the Reach convertible note issuances.

Please refer to the table below for the requested reconciliation.

Reconciliation of proceeds from convertible notes with the issuance of convertible notes during fiscal year 2023	AUD$
Series B2 face value (1)	671,284
Series A Extension face value (1)	1,571,873
Reach face value (1)	3,195,000
Private Placement face value (1)	9,215,591
Total face value issued in fiscal year 2023	14,653,748
Less: Reach rollover to Private Placement (2)	$(3,025,841)
Less: Proceeds received after June 30, 2023 (3)	$(1,932,860)
Less: Notes issued In lieu of payment for services (4)	$(624,425)
Less: Other costs (5)	$(415,370)
Proceed received from the private placement of convertible notes (6)	$8,655,252

(1) Refer to Note 21 of the Consolidated Financial Statements for key terms of the convertible notes and the amount raised per series, which includes issue Date, conversion date, term (years), face value, interest rate and conversion discount (Qualified Equity Investment). Please note that a disclosure describing Qualified Equity Investment has been added on page F-30 (please refer to comment 8 below).

(2) Refer to Note 21 of the Consolidated Financial Statements on page F-31 which states that $3,025,841 of Reach convertible notes, inclusive of accrued interest, were rolled into the Private Placement on June 9, 2023.

(3) Refer to Note 10 of the Consolidated Financial Statements on page F- 23 for updated disclosure which identifies proceeds from convertible notes that had not yet been received by the Company at June 30, 2023 (please refer to comment 7 below).

(4) Refer to convertible notes issued in lieu of payment for services in Note 18 of the Consolidated Financial Statements on page F-26.

(5) Other costs include capital raising expenses pertaining to convertible notes which are netted off against the carrying value of the convertible note liability upon initial measurement and amortized over the life of the note.

(6) Refer to Cash flows from financing activities in the Consolidated Statement of Cash Flows on page F-6.

Notes to Consolidated Financial Statements

Note 2: Significant accounting policies

Revenue Recognition, page F-9

5.	We note that you enter into license agreements with your partner gyms to run your training program within their gyms. We also note that the licensing fee is determined by the number of participants in each series and is paid by your partner gyms in the form of a revenue share agreement. This appears to be a sales-based royalty arrangement pursuant to IFRS 15. Please tell us how you determined that it is appropriate to recognize the full amount of the US training fees, instead of only the portion of the fee you are entitled to under the contract. Please provide a comprehensive analysis supporting your current treatment.

Response:

The below analysis should be read in conjunction with Note 2 – Significant accounting policies, Revenue Recognition on page F-9.

Management has performed the following analysis with regard to the recognition of the full amount of revenue from license agreements by applying principles in IFRS 15 paragraphs B52 to B63B.

License arrangements

B52 states, “A licence establishes a customer’s rights to the intellectual property of an entity.”

Applying B52 above, the Company’s license transfers its intellectual property (“IP”) to the partner gyms pursuant to the terms of a license agreement which states, “We grant to you a non sub-licensable, non-assignable, non-transferable license to use the System.”

The “System” is defined in the license agreement as “our plan, design (or future rebranded design), method and system for the development and operation of the ALTA Warrior Program, culminating in a finale, and including our IP.”

B53-54 states that an “entity shall account for the promise to grant a licence and those other promised goods or services together as a single performance obligation.”

Applying B53-54 above, the Company’s single performance obligation under the license agreement is completed via the provision of the Company’s IP and the roll out of the training program.

B58 states, “The nature of an entity’s promise in granting a licence is a promise to provide a right to access the entity’s intellectual property if all” criteria are met.

Applying B58 above, the Company does not undertake activities that significantly affect the IP granted under the license agreement and the IP transferred under the license agreement to the partner gyms remains unchanged. Therefore, the Company does not satisfy the criteria of B58.

B61 states that “the nature of an entity’s promise is to provide a right to use the entity’s intellectual property as that intellectual property exists (in terms of form and functionality) at the point in time at which the licence is granted to the customer.”

Accordingly, B61 is applicable when the Company does not meet the criteria of B58.

The partner gyms have the right to use the IP as it exists (in terms of form and functionality) at the point in time the license is granted. It is at this point that control is effectively passed to the customer and the Company has fulfilled its promise and thereby can recognize the revenue at that point in time.

Usage based royalty

B63 states that “an entity shall recognise revenue for a sales-based or usage-based royalty promised in exchange for a licence of intellectual property only when (or as) the later of the following events occurs:

(a)	The subsequent sale or usage occurs; and

(b)	The performance obligation to which some or all of the sales based royalty has been allocated has been satisfied (or partially satisfied).”

Applying B63, the license agreements between the Company and the partner gyms, are a usage-based royalty arrangement, and as such the Company recognizes the full amount of revenue for the training program when the later of the below criteria are met:

(a)	the usage occurs - on commencement of the training program; and

(b)	the Company’s performance obligation under these license agreement is met via the provision of the System (Company IP) as agreed in the license agreement on signing of the licence agreement.

Consequently applying (a) and (b) above, the associated revenue is recognized in full upon usage at the commencement of the training program. It is at this point that control is passed to the partner gym and is the point in time at which the Company recognizes the revenue.

Principal and agent analysis

B37 states, “Indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore a principal) (see paragraph B35) include, but are not limited to, the following:

(a) the entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

(b) the entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits itself to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

(c) the entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

Further supporting the above, by applying B37, the Company has primary control of a good or service before it is transferred to partner gyms because:

(a)	The Company has primary responsibility for ensuring the good or service meets customer specifications as agreed in the license agreement noted above, including maintaining the Company’s IP.

(b)	Neither the Company nor the partner gyms holds inventory in respect of the Company’s IP, therefore this element of the IFRS 15.B37 guidance is not applicable.

(c)	The training program price charged to a participant is determined by the Company and is set out in a typical license agreement with the partner gyms.

Based on the application IFRS 15 paragraphs B63 and B37, as detailed above, the Company controls the good or service before transferring to the customer and sets and determines the price of its products for its customers.

Therefore, management has determined that the Company is a principal for purposes of IFRS 15.B34-B38 and discloses revenues as revenue from program fees less the contractual obligations payable to gyms, deriving net revenue from program fees as disclosed in the Consolidated Financial Statements.

The contractual obligations payable to gyms are agreed in the license agreement between the Company and the gym and as noted above, are calculated on a percentage basis of program fees. Therefore as the Company is required to remit this obligation to the customer, it is represented on the face of the profit and loss and throughout the Consolidated Financial Statements as a component of net revenue from program fees.

This approach is used in all geographies where the Company operates, not only US training fees.

Other Income, page F-10

6.	Please disclose whether the refundable research and development grant program is available in future periods, and if so, the expected term of your participation. See paragraph 39 of IAS20.

Response:

The Company acknowledges the Staff’s comment and has included the requested disclosure in the Amended Registration Statement on page F-19.

Note 10. Trade and other receivables, page F-23

7.	Please disclose the amounts due from the issuance of Convertible Notes included in Other advances at June 30, 2023 and tell us when these receivables were collected subsequent to year end.

Response:

The Company acknowledges the Staff’s comment and has included the requested disclosure in the Amended Registration Statement on page F-23.

The Company advises the Staff that an amount of AUD $1,932,860 (other advances) was collected between July and August 2023. Please refer to the table in comment 4.

Note 21. Financial Liabilities, page F-29

8.	Please disclose what is meant by the “Qualified Equity Investment” feature for the conversion discount for the convertible notes.

Response:

The Company acknowledges the Staff’s comment and has included the requested disclosure in the Amended Registration Statement on page F-30.

Note 23. Financial Instruments

Remaining contractual maturities, page F-33

9.	Please reconcile for us the contractual maturities of your financial liability - host debt of $16,909,856 with your disclosures of the convertible notes payable in Note 21.

Response:

The Company acknowledges the Staff’s comment and provides the following reconciliation, while noting that all current financial liabilities convert into ordinary shares on December 31, 2023, with all remaining non-current financial liabilities converting on a conversion event (qualified equity investment or maturity).

Note 21 – Financial Liabilities	AUD $
Host Liability – Current	16,567,450
Host Liability – Non Current	342,406
Total Host Liability	16,909,856
Note 23- Financial instruments-Remaining Contractual Maturities
Financial Liability – Host Debt	16,909,856

Please refer Note 21 for further key terms for convertible notes, including conversion dates.

Note 28. Events after the reporting period, page F-34

10.	To the extent material, please disclose the proceeds from the issuance of convertible notes subsequent to June 30, 2023 consistent with your disclosure in liquidity and capital resources on page 38.

Response:

The Company acknowledges the Staff’s comment and notes that there were no issuances of convertible notes subsequent to June 30, 2023. The last issuance was the Private Placement convertible note issuance on June 9, 2023; however, the Company received a portion of the proceeds from that note issuance (AUD$1,932,860) after June 30, 2023.

The Company has revised its disclosure in the Amended Registration Statement on pages 38 and F-23 to quantify the proceeds that were received subsequent to June 30, 2023.

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067.

Very truly yours,

/s/ Jeffrey Fessler
Jeffrey Fessler
Sheppard, Mullin, Richter & Hampton LLP

cc:	Nick Langton, Chief Executive Officer
Neale Java, Chief Financial Officer